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Exhibit 8

SQUIRE, SANDERS & DEMPSEY L.L.P.
8000 Towers Crescent Drive, 14th Floor
Vienna, Virginia 22182-2700

October 18, 2002

Kaiser Group Holdings, Inc.
9302 Lee Highway
Fairfax, Virginia 22031

Re:	Offer to Exchange 8 1/4% Senior Notes due 2007 for up to $40 Million Liquidation Preference of Series 1 Redeemable Cumulative Preferred Stock

Ladies and Gentlemen:

        In connection with our representation of Kaiser Group Holdings, Inc. (the "Company"), you have requested our opinion as to the material United States federal income tax consequences to the Company, and to the Holders of the Company's Series 1 Redeemable Cumulative Preferred Stock (the "Preferred Stock"), with respect to the exchange by such Holders of up to $40 million liquidation preference of such Preferred Stock for newly-issued 8 1/4% Senior Notes due December 31, 2007, in the principal amount of $40 million (the "Exchange Offer"). In addition, you have requested our opinion as to the material United States federal income tax consequences to the Holders of such Preferred Stock with respect to a proposed solicitation (the "Solicitation") of such Holders for consents to amend a certain put agreement giving the Holders of such Preferred Stock the right to put the Preferred Stock to a subsidiary of the Company under certain circumstances.

        We have reviewed and prepared the Form S-4 Registration Statement (the "Registration Statement") to be filed with the Securities and Exchange Commission in connection with the Exchange Offer and Solicitation and, in particular, the section entitled "United States Federal Income Tax Considerations" and, in our opinion, and assuming that the Exchange Offer and the Solicitation are effected in the manner described in the Registration Statement, the discussion therein is a full, complete, and accurate summary of the material United States federal income tax consequences of the Exchange Offer and Solicitation.

        This opinion, and the discussion contained in the Registration Statement, are based on the Internal Revenue Code, the Treasury Regulations thereunder, Internal Revenue Service rulings interpreting the foregoing, and pertinent judicial authority, all as in effect on the date hereof, and presume that no substantial changes in such authorities will be promulgated or occur between the date hereof and the proposed Exchange Offer and Solicitation that would affect the opinion rendered hereby.

        We hereby consent to (i) the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement and (ii) the references to our firm in the Registration Statement under the heading "United States Federal Income Tax Considerations." In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Respectfully submitted,

/s/ Squire, Sanders & Dempsey L.L.P.

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  Exhibit 8